July 21, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Cara Wirth, Dietrich King

CM Life Sciences II Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 21, 2021

File No. 333-256127

Dear Ms. Wirth and Mr. King:

On behalf of our client, CM Life Sciences II Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement filed on July 21, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated July 12, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Proxy Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Proxy Statement as filed.

Amendment No. 1 to Registration Statement on Form S-4 filed June 25, 2021 Risk Factors, page 47

1.	Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the disclosure on page 89 of Amendment No. 2 to address the Staff’s comment.

“Sponsor, certain members of the Board and officers of CMLS II ...”, page 91

2.	We note your risk factor on page 90 that the sponsor, certain members of the Board, and officers of CMLS II will benefit from the completion of a business combination. Please revise to highlight that these parties may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Further, please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the disclosure on pages 5, 19, 33, 92, 123 and 163 of Amendment No. 2 to address the Staff’s comment.

“CMLS II and SomaLogic will incur significant transaction and transaction costs ...”, page 96

3.	We note that the aggregate transaction expenses as a result of the Business Combination are expected to be approximately $35 million. Please revise to include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised the disclosure on page 96 of Amendment No. 2 to address the Staff’s comment.

US Securities and Exchange Commission

July 21, 2021

“CMLS II may redeem unexpired public warrants prior to their exercise ...”, page 103

4.	We note that this risk factor addresses risks relating to the redemption of Class A common stock when it is trading at or above $18.00. Please revise to also include any risks relating to the redemption of Class A common stock when it is trading at or above $10.00 per share, as we note that your Class A common stock is currently trading above $10.00. Specifically, revise to clarify that recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company has revised the disclosure on page 103 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 109

5.	The pro forma financial information assumes no cash elections will be made by SomaLogic stockholders. Please discuss all pro forma financial information that would be affected should such elections be made. In doing so, give effect to a reasonable range of possible results. Refer to Rule 11-02(a)(10) for guidance.

Response: The Company has revised the disclosure on page 43 and 115 of Amendment No. 2 to discuss the impact of any cash elections made by SomaLogic stockholders on the pro forma financial information. We advise the Staff that SomaLogic has reached the conclusion that the most likely result based on the information known to it today is that no current SomaLogic shareholders will elect to receive cash instead of common stock in the post-combination company because the share price is trading steadily above $10.00 per share (the equivalent cash election price). We further advise the Staff that the only effects the cash election has on the post-combination company are (i) a decrease of up to $50 million in both cash and stockholders’ equity disclosed on the post-combination company’s pro forma condensed combined balance sheet and (ii) a decrease in aggregate shares issued to current SomaLogic shareholders of up to 5,000,000 shares, which results in an aggregate decrease of approximately 1% ownership of the post-combination company held by such shareholders. These effects are disclosed in the registration statement in the sections titled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities.”

6.	The notes to the financial statements of SomaLogic disclose SomaLogic issued on March 30, 2021 a notice of prepayment to the holder of the convertible debt stating SomaLogic intends to prepay the full outstanding debt obligation in June 2021. Please disclose the status of this notice and reflect the status in the pro forma financial information as appropriate.

Response: The Company has revised the subsequent event disclosure on page F-68 of Amendment No. 2 in the notes to the unaudited condensed combined financial statements of SomaLogic as a result of the agreement entered into on July 9, 2021 that converted the convertible debt into shares of SomaLogic Class B common stock that results in an economic value equivalent to the issuance of preferred stock at the preferred stock conversion price indicated in the convertible debt note. The Company has revised the disclosure on page 42, 109 and 116 in the unaudited pro forma condensed combined financial information to reflect this conversion.

7.	The pro forma information assumes SomaLogic’s convertible debt is first converted into SomaLogic preferred stock prior to the business combination and then converted into CMLS II Class A common stock. The notes to the financial statements of SomaLogic included in the filing state this convertible debt may be converted into either SomaLogic common stock or preferred stock, with different conversion factors between the two. To the extent applicable after consideration of the preceding comment, please state the basis for assuming this debt is to be converted into preferred stock. If different conversion elections are permissible and applicable, give effect to a reasonable range of possible results of each of them, including how the number of shares associated with each was determined.

Response: The Company has revised the subsequent event disclosure on page F-68 of Amendment No. 2 in the notes to the unaudited condensed combined financial statements of SomaLogic as a result of the agreement entered into on July 9, 2021 that converted the convertible debt into shares of SomaLogic Class B common stock that results in an economic value equivalent to the issuance of preferred stock at the preferred stock conversion price indicated in the convertible debt note. The Company has revised the disclosure on page 42, 109 and 116 in the unaudited pro forma condensed combined financial information to reflect this conversion.

Background of the Business Combination, page 147

8.	We note your amended disclosure in response to comment 5. To the extent you entered into discussions or had term sheets with your potential acquisition targets, please revise to state as much and include information on how you determined to cease discussions with such parties. If you did not enter into discussions with any of the six other potential target companies, please revise to state as much.

Response: The Company has revised the disclosure on page 148 of Amendment No. 2 to address the Staff’s comment.

9.	We note your amended disclosure in response to comment 6. Please revise to disclose the information that Casdin Capital and Mr. Casdin received in connection with making a decision to invest in SomaLogic in the Series A preferred stock private funding round. Also, please revise to disclose the date(s) on which CM Life Sciences, Inc. ceased conversions with SomaLogic and entered into an exclusivity arrangement with the other business combination target.

Response: The Company has revised the disclosure on page 149 of Amendment No. 2 to address the Staff’s comment.

US Securities and Exchange Commission

July 21, 2021

10.	We note your amended disclosure in response to comment 11. We note your disclosure on page 149 that Mr. Casdin received “board materials and drafts of the Merger Agreement and other documents related to the Business Combination.” Please tell us what “other documents” Mr. Casdin received.

Response: The Company has revised the disclosure on page 150 of Amendment No. 2 to address the Staff’s comment.

Opinion of Financial Advisor to CMLS II, page 154

11.	We note that the Enterprise Value to Revenue estimates used in the Selected Companies Analysis on page 157 differs from the estimates in the Investor Presentation dated March 29, 2021, filed as exhibit 99.2 to the Form 8-K filed on March 29, 2021. Please revise your disclosure to explain the reasons for such differences.

Response: We supplementally advise the staff that the Enterprise Value to Revenue multiples used in the Selected Companies Analysis summarized on page 158 of Amendment No. 2 differ from the multiples in the Investor Presentation dated March 29, 2021, filed as exhibit 99.2 to the Form 8-K filed on March 29, 2021, because the Selected Companies Analysis summarized on page 158 of Amendment No. 2 was prepared by the financial advisor to CMLS II, while the Investor Presentation was prepared by SomaLogic, without consultation or coordination between the parties.  As such, differences may have arisen from, among other things, differing sources of publicly available research analyst estimates, alternative methodologies for determining the relevant companies’ diluted shares outstanding, and alternative approaches to adjustments to the relevant companies’ enterprise values.

Certain SomaLogic Projected Financial Information, page 159

12.	We note your revised disclosure and response to comment 13. Please confirm whether the projections included in the prospectus are the same financial projections used by the board in making its decision to enter into the business combination and used by Houlihan for its fairness opinion.

Response: On behalf of the Company, we confirm that the projections included in the prospectus are the same financial projections used by the CMLS II board and Houlihan.

Material United States Federal Income Tax Considerations for Public Stockholders Exercising Redemption Rights, page 165

13.	In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Agreement and Plan of Merger provides that the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please also include a tax opinion from counsel as appropriate. Please refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Response: The Company has revised the disclosure on pages 302-305 of Amendment No. 2 to address the Staff’s comment. Additionally, we have provided Exhibit 8.1 from Reed Smith LLP.

Conflicts of Interest, page 195

14.	Please disclose the approximate dollar value of Mr. Casdin’s interest in the target based on the transaction value and recent trading prices, as compared to the price paid.

Response: The Company has revised the disclosure on page 195 of Amendment No. 2 to address the Staff’s comment.

15.	We note your statement that your “Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.” Please revise your Conflicts of Interest disclosure to address whether this provision impacted your search for an acquisition target.

Response: The Company has revised the disclosure on page 198 of Amendment No. 2 to address the Staff’s comment.

* * *

US Securities and Exchange Commission

July 21, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Patti Marks at (212) 819-7019 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences II, Inc.

Brian Emes, Chief Financial Officer, CM Life Sciences II, Inc.

Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP

Herbert F. Kozlov, Ari Edelman, Jared Kelly, Lynwood Reinhardt, Reed Smith LLP

4